Scythian Biosciences Announces extension of letter of intent

Toronto, ON – March 29, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) announced today that the Company has signed an agreement to extend its previously announced letter of intent to acquire MMJ International Investments Inc. (“MMJ”), a company pursuing medical cannabis opportunities in South America. The agreement extends the deadline for negotiating and entering into a definitive agreement with MMJ from March 31, 2018, to April 30, 2018. The proposed acquisition of MMJ remains subject to approval from the TSX Venture Exchange (“TSXV”).

Additionally, Scythian has announced the departure of David Schrader as Chief Operating Officer effective March 31, 2018.

“On behalf of the company, I would like to thank Mr. Schrader for his efforts and contributions during his tenure at Scythian. We wish him the best in his future endeavors,” said Jonathan Gilbert, CEO.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including, without limitation, statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions. Such forward-looking information includes information relating to the proposed acquisition of MMJ and the announced stock split.

Forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those discussed in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Such risks and uncertainties include the risk that the parties may choose not to proceed with the letter of intent, that the ultimate terms of the definitive agreement will differ from those that are currently contemplated, and that the TSXV may not grant its approval of the acquisition or if it does, it may not do so on a timely basis.

Although the Company has attempted to identify important risk factors that could cause actual results, performance or achievements to differ materially from those contained in the forward looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.